Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 18, 2004 on the consolidated financial statements of Wells Real Estate Investment Trust II, Inc.; dated March 10, 2004 on the Statement of Revenues Over Certain Operating Expenses for the Weatherford Center Houston Building; dated April 2, 2004 on the Statement of Revenues Over Certain Operating Expenses for the Republic Drive Buildings; dated April 7, 2004 on the Statement of Revenues Over Certain Operating Expenses for the Manhattan Towers Property, in Post-Effective Amendment No. 3 to the Registration Statement (Form S-11 No. 333-107066) and related Prospectus of Wells Real Estate Investment Trust II, Inc. for the registration of 785,000,000 shares of its common stock.

/s/    Ernst & Young LLP

Atlanta, Georgia

May 5, 2004